Exhibit 99.3

LAYERBIO INC.

CONDENSED FINANCIAL STATEMENTS
AS OF JUNE 30, 2025

LAYERBIO INC.

CONDENSED BALANCE SHEETS
(U.S. dollars in thousands, except share data)

A s s e t s	As of June 30	As of December 31,
CURRENT ASSETS:	2025	2024
Cash and cash equivalents	70	71
Other current assets	6	5
TOTAL CURRENT ASSETS	76	76

NON-CURRENT ASSETS:
Property and equipment, net	8	11
TOTAL NON-CURRENT ASSETS	8	11
TOTAL ASSETS	84	87

L i a b i l i t i e s and shareholders' deficit
CURRENT LIABILITIES:
Accounts payable	160	160
Accrued expenses and other payables	-	9
Short-term loan from others	50	-

TOTAL CURRENT LIABILITIES	210	169
TOTAL LIABILITIES	210	169

SHAREHOLDERS' DEFICIT:
Ordinary Shares, $0.0001 par value: Authorized - as of June 30, 2025 and December 31, 2024, 10,000,000 shares; issued and outstanding as of June 30, 2025 and December 31, 2024, 6,134,259 shares	*	*
Additional paid-in capital	1,688	1,687
Accumulated deficit	(1,814)	(1,769)
TOTAL SHAREHOLDERS' DEFICIT	(126)	(82)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	84	87

* Represents an amount less than one thousand U.S. dollars.

The accompanying notes are an integral part of the financial statements.

LAYERBIO INC.

CONDENSED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands)

	6 months ended June 30,		3 months ended June 30,
	2025	2024	2025	2024

OPERATING EXPENSES:
Research and development	4	5	2	-
General and administrative	40	142	5	61
OPERATING LOSS	44	147	7	61
FINANCIAL EXPENSE, NET	*	37	*	37
LOSS BEFORE INCOME TAX	44	184	7	98
INCOME TAX EXPENSES	1	1	1	-
NET LOSS	45	185	8	98

* Represents an amount less than one thousand U.S. dollars.

The accompanying notes are an integral part of the financial statements.

LAYERBIO INC.

CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT
(U.S. dollars in thousands, except share data)

	Ordinary shares
	Number of shares issued	Amounts	Additional paid-in capital	Accumulated deficit	Total
BALANCE AT JANUARY 1, 2025	6,134,259	*	1,687	(1,769)	(82)
Net loss	-	-	-	(45)	(45)
Share-based compensation	-	-	1	-	1
BALANCE AT JUNE 30, 2025	6,134,259	*	1,688	(1,814)	(126)

	Ordinary shares
	Number of shares issued	Amounts	Additional paid-in capital	Accumulated deficit	Total
BALANCE AT March 31, 2025	6,134,259	*	1,688	(1,806)	(118)
Net loss	-	-	-	(8)	(8)
Share-based compensation	-	-	*	-	*
BALANCE AT JUNE 30, 2025	6,134,259	*	1,688	(1,814)	(126)

* Represents an amount less than one thousand U.S. dollars.

The accompanying notes are an integral part of these financial statements

LAYERBIO INC.

CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT
(U.S. dollars in thousands, except share data)

	Ordinary shares
	Number of shares issued	Amounts	Additional paid-in capital	Accumulated deficit	Total
BALANCE AT JANUARY 1, 2024	5,140,000	*	33	(1,444)	(1,411)
Net loss	-	-	-	(185)	(185)
Conversion of convertible loans to ordinary shares	289,451	*	479	-	479
Conversion of SAFE to ordinary shares	704,808	*	1,170	-	1,170
Share-based compensation		-	2	-	2
BALANCE AT JUNE 30, 2024	6,134,259	*	1,684	(1,629)	55

	Ordinary shares
	Number of shares issued	Amounts	Additional paid-in capital	Accumulated deficit	Total
BALANCE AT March 31, 2024	5,140,000	*	34	(1,531)	(1,497)
Net loss	-	-	-	(98)	(98)
Conversion of convertible loans to ordinary shares	289,451	*	479	-	479
Conversion of SAFE to ordinary shares	704,808	*	1,170	-	1,170
Share-based compensation		-	1	-	1
BALANCE AT JUNE 30, 2024	6,134,259	*	1,684	(1,629)	55

* Represents an amount less than one thousand U.S. dollars.

The accompanying notes are an integral part of these financial statements.

LAYERBIO INC.

CONDENSED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	6 months ended June 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(45)	(185)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	3	4
Share-based compensation	1	2
Finance expense, net	-	36
Changes in operating assets and liabilities:
increase in other current assets	(1)	(2)
Increase in accounts payable	-	94
Decrease in accrued expenses and other liabilities	(9)	(114)
Net cash used in operating activities	(51)	(165)
CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash provided by (used in) investing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:
Loan received	50	-
Net cash provided by financing activities	50	-
DECREASE IN CASH, CASH EQUIVALENTS	(1)	(165)
CASH, CASH EQUIVALENTS AT BEGINNING OF THE YEAR	71	358
CASH, CASH EQUIVALENTS AT END OF THE YEAR	70	193
SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS:
Conversion of Convertible Loans and SAFE to ordinary shares (Note 3)	-	1,649

The accompanying notes are an integral part of the financial statements.

LAYERBIO INC.

NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share amounts)

NOTE 1 - GENERAL

a)
LayerBio Inc. (the "Company") is a privately held U.S. biotech company, incorporated in 2013 as a spin‑off from MIT, that specializes in innovative sustained‑release drug delivery technologies for ophthalmology. The Company’s proprietary OcuRing™ intraocular lens-based delivery platform provides controlled, bioerodible release of medications following cataract surgery.

b)
Liquidity

The Company is engaged in research and development activities and has not derived any income from its activities since inception. The Company has incurred an accumulated deficit in the amount of $1.8 million as of June 30, 2025 and negative cash flows from operating activities.

The Company expects to continue incurring losses, and negative cash flows from operations until its activities reach profitability. While management is actively exploring various financing, there can be no assurance that the Company will be successful in obtaining such financing. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern for one year from the date the financial statements are issued.

These financial statements do not include any adjustments that might results from the outcome of this uncertainty.

LAYERBIO INC.
NOTES TO THE FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a.
Basis of presentation of the financial statements

These unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") for interim financial statements. Accordingly, they do not include all of the information and notes required by U.S. GAAP for annual financial statements. In the opinion of management, these unaudited condensed financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair statement of the Company’s financial position as of June 30, 2025, the consolidated results of operations and statements of changes in shareholders' equity for the six-month periods ended June 30, 2025 and 2024, and cash flows for the six-month periods ended June 30, 2025 and 2024.

The results of operations for the three and six months ended June 30, 2025 are not necessarily indicative of the results to be expected for the year ending December 31, 2025.

These unaudited condensed financial statements should be read in conjunction with the audited financial statements of the Company as of and for the year ended December 31, 2024.

b.	Newly issued and recently adopted accounting pronouncements: Recently issued accounting pronouncements, not yet adopted

1)
In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This guidance is intended to enhance the transparency and decision-usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to disclosure regarding rate reconciliation and income taxes paid both in the U.S. and in foreign jurisdictions. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis. The Company is currently evaluating this guidance to determine the impact it may have on its financial statements.

2)
In November 2024, the FASB issued ASU 2024-03 “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”, which requires disclosure about the types of costs and expenses included in certain expense captions presented on the income statement. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted, and may be applied either prospectively or retrospectively. The Company is currently evaluating this guidance to determine the impact it may have on its financial statements.

LAYERBIO INC.

NOTES TO THE FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 3 – SUBSEQUENT EVENTS

The Company evaluates events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to identify matters that require additional disclosure. For its financial statements as of June 30, 2025, and for the six months then ended, the Company evaluated subsequent events through October 9, 2025, the date that the financial statements were issued.

On July 10, 2025, the Company and PainReform Ltd. (the “PainReform”) entered into a Preferred Stock Purchase Agreement (the “Purchase Agreement”) for the purchase of 7,331,378 shares of preferred stock (“Preferred Shares”) of the Company, which at closing will constitute 51% of the issued and outstanding share capital of the Company on a fully diluted basis.

Under the terms of the Purchase Agreement, at closing date, PainReform shall pay to the Company an initial amount of $600 (less $50,000 for a bridge loan), with a remaining aggregate amount of $2,400 to be paid in four tranches conditioned on the achievement of certain development milestones related to a planned Phase II clinical trial that the Company plans on conducting. In June 2025, the Company received from PainReform a bridge loan in the total amount of $50 to be return at the completion of the transaction. The loan bears an annual interest rate of 8%. The transaction was completed on August 13 2025 and the Company received $600 net of a $50 bridge loan.